================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    --------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of February, 2008

                        Commission File Number: 000-21742

                                   Acergy S.A.
                -----------------------------------------------
                 (Translation of registrant's name into English)

                             c/o Acergy M.S. Limited
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                    ----------------------------------------
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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
Attached herewith as Exhibit 99.1 is a press release, dated February 13, 2008 whereby Acergy S.A. announced unaudited results for the fourth quarter and full year ended on November 30, 2007.

Financial Highlights

                                       Three Months Ended         Twelve Months Ended
                                   -------------------------   -------------------------
                                    Nov.30.07     Nov.30.06     Nov.30.07     Nov.30.06
In $ millions                       Unaudited     Unaudited     Unaudited      Audited
--------------------------------   -----------   -----------   -----------   -----------
Net operating revenue from
 continuing operations                   754.3         612.8       2,663.4       2,124.2
Gross profit                             157.7         119.3         541.1         429.0
Net operating income from
 continuing operations                    94.0          72.6         357.0         286.7
Net income before income taxes
 from continuing operations               81.7          77.0         347.6         294.5
Income tax provision                    (101.5)         (2.8)       (199.9)        (73.6)
Net income / (loss) from
 continuing operations                   (19.8)         74.2         147.7         220.9
Net income / (loss) from
 discontinued operations                   1.0          (6.2)          5.9         (19.3)
Gain on disposal of discontinued
 operations                                  -             -             -          35.1
Net income / (loss)                      (18.8)         68.0         153.6         236.7

                                       Three Months Ended         Twelve Months Ended
                                   -------------------------   -------------------------
                                    Nov.30.07     Nov.30.06     Nov.30.07     Nov.30.06
PER SHARE DATA (Diluted)            Unaudited     Unaudited     Unaudited      Audited
--------------------------------   -----------   -----------   -----------   -----------
Earnings / (loss) per share from
 continuing operations                  ($0.11)        $0.36         $0.74         $1.10
Earnings / (loss) per share from
 discontinued operations                 $0.01        ($0.03)        $0.03         $0.08
Net earnings / (loss) per share         ($0.10)        $0.33         $0.77         $1.18
Weighted-average number of
 common shares outstanding
(millions)                               187.9         210.0         213.3         201.1
Dividend per share                       $0.21         $0.20         $0.21         $0.20

Full Year Highlights
-  Net operating revenue increased 25% to $2.7 billion
- Significant and complex projects completed successfully, including Greater Plutonio, the company's largest single project so far
-  Gross profit increased 26% to $541 million
- Net income of $148 million from continuing operations affected by provisions on losses on the Mexilhao Trunkline Project and a significant revision to tax estimates
- Acergy awarded the $670 million Block 15 contract bringing year end backlog to $3.2 billion
- Three new vessels; Pertinacia, Toisa Proteus and Polar Queen successfully joined the fleet, further reducing the average age of the fleet from 23 years in 2005 to 14 years
-  Returned $184 million to shareholders through share buybacks and dividend
-  Proposed dividend increased 5% to $0.21 per share

Post Quarter Highlights
- Contracts exceeding $1 billion awarded since year end, including the $700 million deepwater Pazflor contract in Angola, the $195 million Deep Panuke contract in Canada, the $150 million Pluto contract in Australia and the ultra deepwater Perdido contract in the Gulf of Mexico
-  Acergy Viking and Sapura 3000 joined the fleet
-  Recommencement of share buyback programme

Financial Review

Fourth Quarter
Net operating revenue from continuing operations for the fourth quarter of 2007 increased 23% to $754 million (2006: $613 million) due to significantly higher activity levels in West Africa and Brazil.

Gross profit increased 32% to $158 million (2006: $119 million) as the volume and quality of our project execution during the quarter improved.

The Mexilhao Trunkline Project delivered a disappointing performance during the fourth quarter. This non SURF project suffered as a result of delayed mobilisation from Europe to Brazil leading to significantly higher costs for two local subcontracts covering the pipe carrying logistics and the chartered barge required for the shoreline approach. This cross regional project is jointly managed by the South America and Northern Europe and Canada Regions. At year end, this project was only 12% complete and, recently, the client's permitting delays have required us to enter into rescheduling discussions.

During the quarter, certain support costs within the Africa and Mediterranean region have been reallocated from operating expenses to Selling General and Administrative (SG&A) expenses. Re-presented SG&A expenses for the fourth quarter were $67 million (2006: $52 million) an increase due primarily to higher activity levels, costs relating to the French tax audit and the FIN 48 style tax review.

Net operating income from continuing operations for the fourth quarter was $94 million (2006: $73 million). This 29% increase was due to a higher level of activity and improved project performance partially offset by higher SG&A expenses.

The tax charge for the quarter was $102 million including a provision of $49 million in relation to the French and Dutch tax audits and other taxes arising from the FIN 48 style tax review.

Income from discontinued operations for the fourth quarter was $1 million (2006: $6 million loss). The net loss from all operations was $19 million (2006: net income of $68 million).

Full Year
Net operating revenue from continuing operations for the full year increased 25% to $2,663 million (2006: $2,124 million) primarily driven by SURF activity in West Africa and Brazil.

Gross profit increased 26% to $541 million (2006: $429 million) due to improved execution and strong contributions from major projects, including Greater Plutonio, Moho Bilondo, the CNR Frame Agreement, Tyrihans and Eldfisk, resulting in a stable gross margin percentage, despite the impact of the Mexilhao Trunkline Project.

Our share of net income from the non-consolidated joint ventures decreased to $31 million (2006: $41 million). The major contributors were NKT Flexibles, the Subsea7 project JV and Seaway Heavy Lifting. The SapuraAcergy joint venture remained loss-making.

SG&A expenses increased 24% to $228 million (2006; $184 million) due to higher tendering costs reflecting the large volume of bids during the year, costs relating to the French tax audit and the FIN 48 style tax review.

Net operating income from continuing operations increased 24% to $357 million (2006: $287 million). This reflected higher gross profit and a $12 million gain on the sale of shallow water and diving assets in Asia and Middle East, partially offset by higher SG&A expenses and a lower contribution from non-consolidated joint ventures.

The tax charge for the year was $200 million (2006: $74 million) including a substantial charge of $49 million in the fourth quarter, relating to the revision of prior year tax positions and an unacceptably high tax charge for continuing operations at 43%.

Net income from continuing operations was $148 million (2006: $221 million) reflecting the higher level of activity and strong project performance offset by the loss on the Mexilhao Trunkline Project and the higher tax charge. Net income from all operations was $154 million (2006: $237 million).

The cash and cash equivalents position at the year end was $583 million. Strong cash generation from operations was offset by planned capital expenditure at $246 million and increased returns to shareholders in the form of $147 million from share buybacks and $37 million from the dividend. Total advance revenues from clients at the year end stood at $198 million (2006: $235 million).

At year end, Acergy S.A. held directly 6,056,407 treasury shares representing 3.11% of the total issued shares, as well as indirectly holding 879,121 treasury shares, representing 0.45% of the total issued shares.

The Board proposes to increase the dividend by 5% to $0.21 per share (2006:
$0.20 per share) subject to shareholder approval at the Annual General Meeting.

With effect from December 1, 2007 the group will report in accordance with International Financial Reporting Standards (IFRS) rather than US GAAP. The impact of this transition on the consolidated financial statements for the year ended November, 30 2007 and comparative periods will be published in March, 2008.

Taxation

In 2007 the group sustained a tax charge of $200 million arising from substantial provisions following revision of estimates relating to prior year tax positions and a high effective rate of tax attached to current activities, principally in the French based Africa and Mediterranean region.

In relation to the revision of estimates relating to prior year items the group has provided $49 million in relation to the potential impacts associated with ongoing tax audits and enquiries in several jurisdictions and with a group-wide FIN 48 style tax review of uncertain tax positions. The most substantive element of this charge relates to ongoing audits in France. While some variability around the final outcome still remains, the company has made an appropriate level of provisions, which reflect the most probable outcome in accordance with US GAAP.

The $49 million revision of estimates relates to the charge taken to the tax line in the consolidated statement of operations. Additionally, amounts totalling $13 million have been charged to interest and operating expenses.

Beyond the one-off adjustments, the company has an underlying effective tax rate in 2007 of 43%. Past contracts signed in the French based Africa and Mediterranean region were ineffectively applied so that they gave rise to unrelieved withholding tax payments in West Africa and high levels of taxable profit being earned in France, without the associated set-off of West African tax payments. During the fourth quarter of 2007 an increase in profits from the Africa and Mediterranean region, at high effective tax rates, and a reduction in profits from other group operations, at lower effective tax rates, has therefore led to an increase in the overall effective rate of tax for the group.

Recent contract awards for Block 15 and Pazflor have been contracted in the Africa and Mediterranean region under more effective contractual arrangements and are not expected to repeat the inefficiencies leading to the higher tax charge in this region in 2007.

Following the FIN 48 style tax review of our uncertain positions and the recently announced draft legislative changes to the application of the UK tonnage tax regime, the group has accelerated the programme, commenced in early 2007 to review, simplify and align its corporate and operating structure so as to deliver a competitive effective rate of tax during 2009.

Operating Review

Acergy Africa and Mediterranean - 2007 was a strong year for the region with record revenues driven by the successful delivery of the Greater Plutonio project. Net operating revenue increased 34% to $1,398 million (2006: $1,046 million) driven by high activity levels and the strong revenue recognition of those projects in the installation phase. Net operating income increased 65% to $228 million (2006: $139 million). Other highlights include EPC2B, which made good progress on its expanded scope and the Polar Queen, which commenced work on the installation phase of Moho Bilondo. All other major projects in West Africa progressed as planned. Commercial activity remains high with a number of contracts expected to be awarded during 2008, following the award of the Block 15 contract during the fourth quarter.

Acergy Northern Europe and Canada - The effects of good activity levels and market conditions in the North Sea were capped by fewer assets operating in the region. Net operating revenue increased 10% to $908 million (2006: $827 million). The main project activity included the Tyrihans project, work under the CNR and StatoilHydro frame agreements, the Njord Gas export line and the Starling project. Net operating income increased 5% to $129 million (2006: $123 million) reflecting the strong operational performance offset by the region's share of the loss arising from the Mexilhao Trunkline Project and the under utilisation of Acergy Piper, which contributed to a small overall loss in the quarter. The successful completion of a number of technically challenging projects including the Tampen Hot-Tap, H7 By-Pass and the Tyrihans Pipelay Programme, demonstrated the region's strong technical competence and project execution.

Acergy North America and Mexico - Net operating revenue from continuing operations was $3 million (2006: $38 million) as a result of the non availability of assets in the region during 2007. Project management and engineering support for the PRA-1 and Frade projects in Brazil continued. During the year the region had a net operating loss from continuing operations of $5 million (2006: net operating income of $3 million). In December, the region was awarded its first ultra deepwater contract in the Gulf of Mexico; Perdido.

Acergy South America - Net operating revenue increased to $248 million (2006:
$83 million). Pertinacia achieved 100% utilisation following its delivery in the second quarter. The three ships on long term contracts to Petrobras performed strongly, achieving high utilisation. The Frade SURF project commenced its early stages of engineering and planning, while the PRA-1 project neared completion. A net operating loss of $12 million (2006: net income of $5 million) reflected the reduced profitability of the Acergy Harrier contract due to thruster problems earlier in 2007 and the loss on the Mexilhao Trunkline Project, despite strong SURF activity levels.

Acergy Asia and Middle East - Net operating revenue fell 21% to $102 million (2006: $130 million) following the sale of the shallow water and diving assets in 2007. Net operating loss was $16 million (2006: $0.3 million) as the project portfolio was in the early stages of revenue recognition resulting in a significant under recovery of SG&A costs. The $12 million gain realised on the sale of the shallow water and diving assets was partially offset by the loss from the SapuraAcergy joint venture. Nevertheless, our SURF focused strategy is making good progress with the award of several important contracts during the year.

Non-consolidated Joint Ventures
The full year contribution was $31 million (2006: $41 million). NKT Flexibles and the Subsea7 project joint venture were major contributors. Despite the repairs on the Stanislav Yudin and mobilising to work for our joint venture partner at lower rates the Seaway Heavy Lifting joint venture made a positive contribution. The SapuraAcergy joint venture was loss making due to a $6 million loss on an interest rate swap deemed ineffective under FAS133 and the absence of revenue prior to the delivery of the Sapura 3000.

Board Changes
We announced that Tom Ehret would retire as Chief Executive Officer during 2008 and move to a non-executive board post. Recruitment consultants have been retained to lead the search and the process is progressing well.

Current Trading
The backlog for continuing operations as at November 30, 2007 was $3.2 billion, of which $2.2 billion is expected to be executed during 2008. The group also held an additional $366 million in pre-backlog.


          In $ millions as at:   Nov.30.07   Aug.31.07   Nov.30.06
          --------------------   ---------   ---------   ---------
          Backlog                    3,175       2,745       2,576(2)
          Pre-Backlog (1)              366         335         301
          (1) Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements
          (2) Reported backlog at November, 30 2006 included $11 million relating to discontinued operations

Outlook
The demand for subsea engineering and construction services is expected to remain strong beyond 2010. We have a leading market position with good growth prospects across all of our regions. A number of large deepwater projects in West Africa, following significant delays, have started to be awarded. Demand in Brazil remains robust, with significant developments improving the potential of this market. The deepwater markets in Asia and the Gulf of Mexico are expected to continue to grow in 2008 and beyond, while the SURF market in the North Sea remains stable, with further growth expected in 2009. Overall, the fundamentals for our business remain robust as operators continue to introduce oil and gas development programmes, evidenced by high activity levels in seismic and significant drilling capacity increases worldwide, in response to declining reserves and higher global demand for hydrocarbons.

                          ACERGY S.A. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (In $ millions, except share and per share data)

                                                                 Three Months Ended             Twelve Months Ended
                                                            ----------------------------    ----------------------------
                                                            November 30,    November 30,    November 30,    November 30,
                                                                2007            2006            2007            2006
                                                             Unaudited       Unaudited       Unaudited      Audited (a)
                                                            ------------    ------------    ------------    ------------
Net operating revenue from continuing operations                   754.3           612.8         2,663.4         2,124.2
Operating expenses (b)                                            (596.6)         (493.5)       (2,122.3)       (1,695.2)
                                                            ------------    ------------    ------------    ------------
Gross profit                                                       157.7           119.3           541.1           429.0

Share of net income of non-consolidated joint ventures               3.7             3.5            31.3            41.3
Selling, general and administrative expenses (b)                   (67.0)          (52.2)         (227.7)         (183.9)
Impairment of long-lived tangible assets                            (0.2)           (1.4)           (0.3)           (2.1)
Gains/(losses) on disposal of long-lived tangible assets
 and subsidiaries                                                   (0.3)            4.5            12.2             3.9
Other operating income/(loss), net                                   0.1            (1.1)            0.4            (1.5)
                                                            ------------    ------------    ------------    ------------
Net operating income from continuing operations                     94.0            72.6           357.0           286.7

Interest income/(expense), net                                      (3.4)            5.5             7.9            14.6
Foreign currency exchange gains/(losses), net                       (5.5)            1.7           (10.1)            0.5
                                                            ------------    ------------    ------------    ------------
Net income before minority interest and taxes from
 continuing operations                                              85.1            79.8           354.8           301.8
Minority interests                                                  (3.4)           (2.8)           (7.2)           (7.3)
                                                            ------------    ------------    ------------    ------------
Net income before income taxes from continuing operations           81.7            77.0           347.6           294.5
Income tax provision                                              (101.5)           (2.8)         (199.9)          (73.6)
                                                            ------------    ------------    ------------    ------------
Net income/(loss) from continuing operations                       (19.8)           74.2           147.7           220.9
Income/(loss) from discontinued operations                           1.0            (6.2)            5.9           (19.3)
Gain on disposal of discontinued operations                            -               -               -            35.1
                                                            ------------    ------------    ------------    ------------
Net income/(loss)                                                  (18.8)           68.0           153.6           236.7
                                                            ============    ============    ============    ============
PER SHARE DATA
Net earnings per Common Share and Common Share equivalent
  Basic
  Continuing operations                                            (0.11)           0.38            0.78            1.15
  Discontinued operations                                           0.01           (0.03)           0.03            0.08
                                                            ------------    ------------    ------------    ------------
  Net earnings                                                     (0.10)           0.35            0.81            1.23
                                                            ============    ============    ============    ============
  Diluted
  Continuing operations                                            (0.11)           0.36            0.74            1.10
  Discontinued operations                                           0.01           (0.03)           0.03            0.08
                                                            ------------    ------------    ------------    ------------
  Net earnings                                                     (0.10)           0.33            0.77            1.18
                                                            ============    ============    ============    ============
Weighted average number of Common Shares
And Common Share equivalents outstanding
  Basic                                                            187.9           193.1           188.4           192.7
  Diluted                                                          187.9           210.0           213.3           201.1

SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures                              49.2            36.7           245.8           193.2
Depreciation and amortisation                                       23.3            15.2            77.8            58.6
Dry-dock amortisation                                                3.0             3.6            15.5            14.8

     (a) These figures have been extracted from the audited Consolidated Financial Statements for 2006.
     (b) Selling, general and administrative expenses have been re-presented to include a reclassification of certain costs previously charged to operating expenses.

                          ACERGY S.A. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In $ millions)

                                                      As at            As at
                                                   November 30,    November 30,
                                                      2007             2006
                                                    Unaudited       Audited (a)
                                                   ------------    ------------
ASSETS
  Cash and cash equivalents                               582.7           717.5
  Assets held for sale                                      1.1            16.7
  Other current assets (b)                                851.3           669.4
  Long-lived tangible assets, net of accumulated
   depreciation                                           787.8           645.6
  Other non-current assets                                198.6           160.0
                                                   ------------    ------------
      Total assets                                      2,421.5         2,209.2
                                                   ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current portion of long term debt                         3.2             2.4
  Other current liabilities                             1,078.8           917.1
  Long term debt                                          506.3           507.1
  Other non-current liabilities                            86.4            64.2
  Minority interests                                       18.1            18.7
  Shareholders' equity
    Common shares                                         389.9           389.0
    Paid-in-surplus                                       488.9           475.0
    Accumulated deficit                                   (79.5)         (154.3)
    Accumulated other comprehensive income                 40.6             7.5
    Treasury shares                                      (111.2)          (17.5)
                                                   ------------    ------------
      Total shareholders' equity                          728.7           699.7
                                                   ------------    ------------
      Total liabilities and shareholders' equity        2,421.5         2,209.2
                                                   ============    ============

(a) These figures have been extracted from the audited Consolidated Financial Statements for 2006.

(b) As at November 30, 2007 a total of $2.6 million of claims or variation orders not formally agreed with clients has been included in other current assets. This compares to $nil million of claims and variation orders included in other current assets as at November 30, 2006.

                          ACERGY S.A. AND SUBSIDIARIES
                  STATEMENT OF MOVEMENT OF ACCUMULATED DEFICIT
                    FOR TWELVE MONTHS ENDED NOVEMBER 30, 2007
                                 (In $ millions)

Balance, November 30, 2006                                       (154.3)
Net income for twelve months ended November 30, 2007              153.6
Dividends paid                                                    (37.5)
Loss on sale of Treasury shares                                   (41.3)
                                                                -------
Balance, November 30, 2007                                        (79.5)
                                                                =======

                          ACERGY S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS
                                 (In $ millions)

The group has six reportable segments based on the geographic distribution of its activities as follows: the Acergy Africa and Mediterranean region covers activities in Africa and the Mediterranean; the Acergy Northern Europe and Canada region includes all activities in Northern Europe, Eastern Canada, Tunisia and Azerbaijan; the Acergy North America and Mexico region includes all activities in the United States, Mexico, Central America and Western Canada; the Acergy South America region incorporates activities in South America and the islands of the southern Atlantic Ocean; the Acergy Asia and Middle East region includes all activities in Asia Pacific, India and the Middle East (excluding the Caspian Sea) and including the SapuraAcergy joint venture. The Acergy Corporate region includes all activities that serve more than one region. These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction and flowline support ships, ROVs and other mobile assets that are not allocated to any one segment; management of offshore personnel; captive insurance activities; and Management and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

                                                       Acergy     Acergy               Acergy
For the three months ended               Acergy       Northern     North     Acergy    Asia &
November 30, 2007                       Africa &      Europe &   America &    South    Middle    Acergy
(in $ millions)                       Mediterranean    Canada    Mexico(b)   America    East    Corporate    Total
-----------------------------------   -------------   --------   ---------   -------   ------   ---------   -------
Net operating revenue - external(a)           434.1      172.9         1.1     101.0     42.2         3.0     754.3
Net operating income/(loss)                   108.6       (2.2)       (1.1)     (8.4)   (10.1)        7.2      94.0
  Interest expense, net                                                                                        (3.4)
  Foreign exchange loss                                                                                        (5.5)
-------------------------------------------------------------------------------------------------------------------
Net income before minority interests and taxes from continuing operations                                      85.1
-------------------------------------------------------------------------------------------------------------------

                                                       Acergy     Acergy               Acergy
For the three months ended               Acergy       Northern     North     Acergy    Asia &
November 30, 2006                       Africa &      Europe &   America &    South    Middle    Acergy
(in $ millions)                       Mediterranean    Canada    Mexico(b)   America    East    Corporate    Total
-----------------------------------   -------------   --------   ---------   -------   ------   ---------   -------
Net operating revenue - external(a)           327.7      217.3         1.8      31.1     33.9         1.0     612.8
Net operating income/(loss)                    53.8       26.0         1.9       2.4     (2.0)       (9.5)     72.6
  Interest income, net                                                                                          5.5
  Foreign exchange gain                                                                                         1.7
-------------------------------------------------------------------------------------------------------------------
Net income before minority interests and taxes from continuing operations                                      79.8
-------------------------------------------------------------------------------------------------------------------

                                                       Acergy     Acergy               Acergy
For the twelve months ended              Acergy       Northern     North     Acergy    Asia &
November 30, 2007                       Africa &      Europe &   America &    South    Middle    Acergy
(in $ millions)                       Mediterranean    Canada    Mexico(b)   America    East    Corporate    Total
-----------------------------------   -------------   --------   ---------   -------   ------   ---------   -------
Net operating revenue - external(a)         1,398.4      907.8         3.2     247.9    102.4         3.7   2,663.4
Net operating income/(loss)                   228.2      128.9        (4.8)    (12.0)   (16.1)       32.8     357.0
  Interest income, net                                                                                          7.9
  Foreign exchange loss                                                                                       (10.1)
-------------------------------------------------------------------------------------------------------------------
Net income before minority interests and taxes from continuing operations                                     354.8
-------------------------------------------------------------------------------------------------------------------

                                                       Acergy     Acergy               Acergy
For the twelve months ended              Acergy       Northern     North     Acergy    Asia &
November 30, 2006                       Africa &      Europe &   America &    South    Middle    Acergy
(in $ millions)                       Mediterranean    Canada    Mexico(b)   America    East    Corporate    Total
-----------------------------------   -------------   --------   ---------   -------   ------   ---------   -------
Net operating revenue - external(a)         1,045.5      827.2        38.0      82.6    129.8         1.1   2,124.2
Net operating income/(loss)                   138.7      122.9         2.9       5.1     (0.3)       17.4     286.7
  Interest income, net                                                                                         14.6
  Foreign exchange gain                                                                                         0.5
-------------------------------------------------------------------------------------------------------------------
Net income before minority interests and taxes from continuing operations                                     301.8
-------------------------------------------------------------------------------------------------------------------

(a) Four clients each individually accounted for more than 10% of the group's revenue from continuing operations for the quarter ended November 30, 2007. The revenue from these clients was $436.6 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada, Acergy South America and Acergy Asia and Middle East. Two clients in the twelve months period ended November 30, 2007 accounted for more than 10% of the group's revenue from continuing operations. The revenue from these clients was $958.4 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. In the quarter ended November 30, 2006, three clients accounted for more than 10% of the group's revenue from continuing operations. The revenue from these clients was $287.3 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. Three clients in the twelve months period ended November 30, 2006 accounted for more than 10% of the group's revenue from continuing operations. The revenue from these clients was $1,164.9 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East.

(b)  Excludes discontinued operations.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No. 333-124997)
and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release pursuant to this Form 6-K may include "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. The statements include, but are not limited to, statements as to the Mexilhao Trunkline Project, including the expected gross margin for 2008, the expected impact of the steps we have taken to contain losses and the possibility of delays due to environmental license difficulties, statements as to the expected growth in our markets and the expected impact of the steps we have taken to capture and monetize the growth prospects across our regions, the expected timing and impact of our transition to IFRS, the possible outcomes of our ongoing tax audits and enquiries, the expected non-repetition of inefficiencies leading to a higher tax charge in the Africa and Mediterranean region, the expected impact on our effective tax rate of the program to simplify our complex corporate structure, the expected value of the backlog for 2008, statements as to contracts expected to be awarded in 2008, statements as to the expected demand for subsea engineering and constructions services in our various segments and statements as to the intention of Mr. Ehret to retire from his position as CEO. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ACERGY S.A.


Date: February 14, 2008                    By: /s/ Johan Ramussen
                                               ---------------------------------
                                           Name:  Johan Ramussen
                                           Title: Corporate VP & General Counsel